================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                               HomeFed Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    436919104
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                Joseph A. Orlando
                   Vice President and Chief Financial Officer
                          LEUCADIA NATIONAL CORPORATION
                              315 Park Avenue South
                            New York, New York 10010


                                 With a copy to:


                            Andrea A. Bernstein, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                  May 20, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 8 pages)
================================================================================

NY2:\1544200\02\X3$G02!.DOC\76830.0194


------------------------------------------------------------------     -------------------------------------------------------------
CUSIP No.  436919 10 4                                             13D
------------------------------------------------------------------     -------------------------------------------------------------
-------------------------- -------------------------------------------------------------------- ------------------------------------
            1              NAME OF REPORTING PERSON:               Leucadia National Corporation

                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
-------------------------- ---------------------------------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [x]
                                                                                                                          (b) [_]
-------------------------- ---------------------------------------------------------------------------------------------------------
            3              SEC USE ONLY

-------------------------- ------------------------------------------- -------------------------------------------------------------
            4              SOURCE OF FUNDS:                            N/A

-------------------------- ---------------------------------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                                      [_]
-------------------------- -------------------------------------------------------------------- ------------------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION:                                New York

---------------------------------------- ---------- --------------------------------------------------------------------------------
               NUMBER OF                     7      SOLE VOTING POWER:                                             2,474,226
                SHARES
                                         ---------- --------------------------------------------------------------------------------
             BENEFICIALLY                    8      SHARED VOTING POWER:                                                  -0
               OWNED BY
                                         ---------- --------------------------------------------------------------------------------
                 EACH                        9      SOLE DISPOSITIVE POWER:                                        2,474,226
               REPORTING
                                         ---------- --------------------------------------------------------------------------------
              PERSON WITH                   10      SHARED DISPOSITIVE POWER:                                             -0

-------------------------- ---------------------------------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                2,474,226

-------------------------- ---------------------------------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

-------------------------- ---------------------------------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  30.0%

-------------------------- ---------------------------------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON:                                            CO

-------------------------- ---------------------------------------------------------------------------------------------------------


                                       2

------------------------------------------------------------------     -------------------------------------------------------------
CUSIP No.  436919 10 4                                             13D
------------------------------------------------------------------     -------------------------------------------------------------

-------------------------- -------------------------------------------------------------------- ------------------------------------
            1              NAME OF REPORTING PERSON:                       Ian M. Cumming

                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
-------------------------- ---------------------------------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a) [x]
                                                                                                                           (b) [_]
-------------------------- ---------------------------------------------------------------------------------------------------------
            3              SEC USE ONLY

-------------------------- ------------------------------------------- -------------------------------------------------------------
            4              SOURCE OF FUNDS:                            N/A

-------------------------- ---------------------------------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                                       [_]
-------------------------- -------------------------------------------------------------------- ------------------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION:                                United States

---------------------------------------- ---------- --------------------------------------------------------------------------------
               NUMBER OF                     7      SOLE VOTING POWER:                                564,204 (1)
                SHARES
                                         ---------- --------------------------------------------------------------------------------
             BENEFICIALLY                    8      SHARED VOTING POWER:                              216,860 (2) (see Item 5)
               OWNED BY
                                         ---------- --------------------------------------------------------------------------------
                 EACH                        9      SOLE DISPOSITIVE POWER:                           564,204 (1)
               REPORTING
                                         ---------- --------------------------------------------------------------------------------
              PERSON WITH                   10      SHARED DISPOSITIVE POWER:                          216,860 (2) (see Item 5)

-------------------------- ---------------------------------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                    781,064 (1)(2) (see Item 5)

-------------------------- ---------------------------------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [x]

-------------------------- ---------------------------------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.5% (1)(2)

-------------------------- -------------------------------------------------------------------- ------------------------------------
           14              TYPE OF REPORTING PERSON:                                            IN

-------------------------- -------------------------------------------------------------------- ------------------------------------
____________________

(1) Includes 475 shares issuable upon exercise of currently exercisable stock options.

(2) Does not include 2,474,226 shares held by Leucadia which Mr. Cumming may be deemed to beneficially own as a result of his beneficial ownership of Leucadia common shares. Mr. Cumming disclaims beneficial ownership of the Common Stock held by Leucadia.


                                       3

------------------------------------------------------------------     -------------------------------------------------------------
CUSIP No.  436919 10 4                                             13D
------------------------------------------------------------------     -------------------------------------------------------------

-------------------------- -------------------------------------------------------------------- ------------------------------------
            1              NAME OF REPORTING PERSON:                             Joseph S. Steinberg

                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
-------------------------- ---------------------------------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (a) [x]
                                                                                                                          (b) [_]
-------------------------- ---------------------------------------------------------------------------------------------------------
            3              SEC USE ONLY

-------------------------- ------------------------------------------- -------------------------------------------------------------
            4              SOURCE OF FUNDS:                            N/A

-------------------------- ---------------------------------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                                     [_]
-------------------------- -------------------------------------------------------------------- ------------------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION:                                United States

---------------------------------------- ---------- --------------------------------------------------------------------------------
               NUMBER OF                     7      SOLE VOTING POWER:                                 716,726 (3)
                SHARES
                                         ---------- --------------------------------------------------------------------------------
             BENEFICIALLY                    8      SHARED VOTING POWER:                                67,850 (4) (see Item 5)
               OWNED BY
                                         ---------- --------------------------------------------------------------------------------
                 EACH                        9      SOLE DISPOSITIVE POWER:                            716,726 (3)
               REPORTING
                                         ---------- --------------------------------------------------------------------------------
              PERSON WITH                   10      SHARED DISPOSITIVE POWER:                           67,850 (4) (see Item 5)

-------------------------- ---------------------------------------------------------------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   784,576 (3)(4) (see Item 5)

-------------------------- ---------------------------------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [x]

-------------------------- ---------------------------------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.5% (3)(4)

-------------------------- -------------------------------------------------------------------- ------------------------------------
           14              TYPE OF REPORTING PERSON:                                            IN

-------------------------- -------------------------------------------------------------------- ------------------------------------

____________________

(3) Includes 575 shares issuable upon exercise of currently exercisable stock options.

(4) Does not include 2,474,226 shares held by Leucadia which Mr. Steinberg may be deemed to beneficially own as a result of his beneficial ownership of Leucadia common shares. Mr. Steinberg disclaims beneficial ownership of the Common Stock held by Leucadia.

Item 1.    Security and Issuer.
           -------------------

           This Statement constitutes Amendment No. 5 to the Statement on
Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by The Trust Under Agreement Dated August 14, 1998 between Leucadia National Corporation and Joseph A. Orlando, as Trustee (the "Trust"), Ian M. Cumming and Joseph S. Steinberg, with respect to the common stock, $0.01 par value per share (the "Common Stock"), of HomeFed Corporation, a Delaware corporation (the "Company"). As reported in Amendment No. 4, the Trust ceased to be a reporting person and Leucadia National Corporation was added as a reporting person; Leucadia National Corporation, Ian
M. Cumming and Joseph S. Steinberg are collectively the "Beneficial Owners." Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. The address of the principal executive office of the Company is 1903 Wright Place, Suite 220, Carlsbad, CA 92008.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

           (a) As of July 1, 2005, the Beneficial Owners beneficially owned the following shares of Company Common Stock:

                (i) Leucadia is the direct owner of 2,474,226 shares of Common Stock representing approximately 30.0% of the 8,261,459 shares of Common Stock outstanding on July 1, 2005 (the "Outstanding Shares").

                (ii) Ian M. Cumming is the beneficial owner of 564,204 shares of Common Stock (including 475 shares of Common Stock issuable upon exercise of currently exercisable stock options). The 564,204 shares of Common Stock represent approximately 6.8% of the Outstanding Shares as of July 1, 2005, together with 475 additional shares of Common Stock issuable upon exercise of currently exercisable stock options which are deemed to be outstanding with respect to Mr. Cumming. Mr. Cumming has sole dispositive power over such shares of Common Stock. Mr. Cumming also may be deemed to be the beneficial owner of an additional (a) 9,530 shares of Common Stock (approximately .1%) beneficially owned by his wife (directly and through trusts for the benefit of Mr. Cumming's children of which Mr. Cumming's wife is trustee), (b) 60,000 shares of Common Stock (approximately .7%) held by a limited liability company which is 50% owned by Mr. Cumming and 50% owned by his wife and (c) 147,330 shares of Common Stock (approximately 1.8%) that are beneficially owned by a private charitable foundation, of which Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership.

           Mr. Cumming may be deemed to beneficially own the Common Stock held by Leucadia as a result of his beneficial ownership of Leucadia common shares. Mr. Cumming disclaims beneficial ownership of the Common Stock held by Leucadia.

                (iii) Joseph S. Steinberg is the beneficial owner of 716,726 shares of Common Stock (including 575 shares of Common Stock issuable upon exercise of currently exercisable stock options). The 716,726 shares of Common Stock represent approximately 8.7% of the Outstanding Shares as of July 1, 2005, together with 575 additional shares of Common Stock issuable upon exercise of currently exercisable stock options which are deemed to be outstanding with respect to Mr. Steinberg. Mr. Steinberg has sole dispositive power over such shares of Common Stock. Mr. Steinberg also may be deemed to be the beneficial owner of an additional (a) 3,676 shares of Common Stock (less than .1%) beneficially owned by his wife, (b) 61,793 shares of Common Stock (approximately ..7%) owned by a trust for the benefit of his children and (c) 2,381 shares of Common Stock (less than .1%) beneficially owned by a private charitable foundation, of which Mr. Steinberg and his wife are trustees, as to which Mr. Steinberg disclaims beneficial ownership. Mr. Steinberg also disclaims beneficial ownership as to an additional 27,532 shares of Common Stock (approximately .3%) beneficially owned by a trust for the benefit of Mr. Steinberg's children.

           Mr. Steinberg may be deemed to beneficially own the Common Stock held by Leucadia as a result of his beneficial ownership of Leucadia common shares. Mr. Steinberg disclaims beneficial ownership of the Common Stock held by Leucadia.

                (iv) Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.

                (v) Except as set forth in Paragraph (i), (ii) and (iii) of this
Item 5(a), to the best knowledge of the Beneficial Owners, none of the other persons identified pursuant to Item 2 above beneficially owns any shares of Company Common Stock.

           (b) Item 5(a) is incorporated herein by reference.

           (c) On May 20, 2005, Mr. Cumming donated (a) 140,000 shares of Common Stock to his private charitable foundation and (b) 60,000 shares of Common Stock to a limited liability company which is owned 50% by the Reporting Person and 50% by the Reporting Person's wife.

           Except as otherwise described herein, to the best knowledge of the Beneficial Owners, none of the persons identified pursuant to Item 2 above has effected any transactions in Common Stock during the past sixty days.

           (d) Not applicable.

           (e) Not applicable.

Item 7.    Materials to Be Filed as Exhibits.
           ---------------------------------

           1. Agreement among the Beneficial Owners with respect to the filing of this Schedule 13D.

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Dated:  July 1, 2005

                                           LEUCADIA NATIONAL CORPORATION


                                           BY:   /s/ Joseph A. Orlando
                                                 -------------------------------
                                                 Name: Joseph A. Orlando
                                                 Title: Vice President


                                            /s/ Ian M. Cumming
                                           -------------------------------------
                                           Ian M. Cumming


                                           /s/ Joseph S. Steinberg
                                           -------------------------------------
                                           Joseph S. Steinberg